SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                           LONE STAR INDUSTRIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   542 290 408
                                 (CUSIP Number)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [  ]  Rule 13d-1(b)
         [XX]  Rule 13d-1(c)
         [  ]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


         CUSIP No. 542 290 408


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1.       Name of Reporting Persons/I.R.S. Identification Nos. of
         Above Persons (entities only)

         J. Allan Mactier

2.       Check the Appropriate Box if a Member of a Group

         [  ]  (a)                                   [  ]  (b)

3.       SEC Use Only



4.       Citizenship or Place of Organization:  United States

                                            5. Sole Voting Power

                                                              345,851 Shares
         Number of
         Shares                             6. Shared Voting Power
         Beneficially
         Owned by Each                                        160,500 Shares
         Reporting
         Person                             7. Sole Dispositive Power

                                                              345,851 Shares

                                            8.  Shared Dispositive Power

                                                              160,500 Shares

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         634,441 Shares.  The reporting person's  beneficial  ownership includes
(i) 237,251 shares of common stock owned directly, (ii) 160,500 shares of common stock owned by the spouse of the reporting person, (iii) 108,600 shares of common stock with respect to which the reporting person has sole voting and dispositive power pursuant to various trusts and powers of attorney for the children of the reporting person, (iv) 113,090 common stock purchase warrants exercisable for shares of common stock and owned by the reporting person, and
(v) 15,000 common stock purchase warrants exercisable for shares of common stock and owned by the spouse of the reporting person.

10.      Check Box if Aggregate Amount in Row (9) Excludes Certain Shares:

         [  ]

11.      Percent of Class Represented by Amount in Row 9:  5.86%


12.  Type of Reporting Person:  IN



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ITEM 1(a).        NAME OF ISSUER:

                  Lone Star Industries, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  300 First Stamford Place, Stamford, Connecticut, 06912-0014

ITEM 2(a).        NAME OF PERSON FILING:

                  J. Allan Mactier

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE:

                  P. O. Box 12248, Omaha, Nebraska 68112-0248

ITEM 2(c).        CITIZENSHIP:  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:  Common Stock

ITEM 2(e).        CUSIP NUMBER:  542 290 408

ITEM              3.  If  this   statement   is  filed   pursuant   to   Section
                  240.13d-1(c), check this box [ X ].

ITEM 4.           OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 634,441 shares (includes 128,090 common stock purchase warrants exercisable for common stock).

         (b)      Percent of Class:  5.86%

         (c)      Number of shares as to which such person has:

              (i)        Sole power to vote or to direct the vote:  345,851
                         shares

             (ii)        Shared power to vote or to direct the vote:  160,500
                         shares

            (iii)        Sole power to dispose or to direct the disposition of:
                         345,851 shares

             (iv)        Shared power to vote or to direct the disposition of:
                         160,500 shares

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable




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ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable

ITEM 10.          CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          March 27, 1998
                                                -----------------------------
                                                          (Date)

                                                       /s/ J. Allan Mactier
                                                ------------------------------
                                                           J. ALLAN MACTIER


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